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                             July 27, 2023

       Ke Chen
       Chief Executive Officer
       WF International Ltd.
       No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road Chengdu, Sichuan, China, 610041

                                                        Re: WF International
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Filed June 30, 2023
                                                            CIK No. 0001979610

       Dear Ke Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 30, 2023

       Cover Page

   1.                                                   We note your disclosure
regarding the Accelerated Holding Foreign Companies
                                                        Accountable Act. Please
also disclose the location of your auditor   s headquarters.
 Ke Chen
FirstName  LastNameKe
WF International Ltd. Chen
Comapany
July       NameWF International Ltd.
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
Enforceability of Civil Liabilities
Enforcement of Judgments/Enforcement of Civil Liabilities, page 58

2. We note your disclosures on pages 57 and 58 regarding uncertainty as to the enforcement of judgements and civil liabilities against you, your officers or directors. Please identify each officer and director located in China or Hong Kong against whom it will be more difficult to enforce liabilities and enforce judgments. Also, please include similar disclosures in your risk factor "Certain judgments obtained against us by our shareholders may not be enforceable" on page 50.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 62

3. We note disclosure that strict financial regulations imposed on the real estate market in
         2022 contributed to the 26.1% decrease in revenues for fiscal year ended September 30,
         2022, but that you expect revenues for 2023 and beyond to continue to recover. Please address whether the strict financial regulations remain in place and whether you expect that they will continue to impact your revenue, including whether you expect they will continue to impact either your existing business or the retail market that you plan to expand into and that you believe will support your future growth. Management
Directors, Director Nominees and Executive Officers, page 103

4. We note that you have provided a description of the business experience of Siqi Chen for periods prior to December 2020. Please provide updated information for more recent business experience and activities in and outside of the company, including any other directorships.
Consolidated Financial Statements as of and for the fiscal years ended September 30, 2022 and
2021
Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-4

5. We note your line item for other finance cost. Please clarify for us the nature of this line item. Please revise your filing to include an accounting policy for the significant items within other finance cost, or tell us how you determined such disclosure is unnecessary.
Note 1- Nature of business and organization
Organization and Reorganization, page F-7

6. Your disclosure seems to indicate that before and after reorganization, the registrant, WF
         International Limited ("WF"), and Chengdu Shanyou HVAC Engineering Co., Ltd.
         (   Shanyou HVAC   ) were controlled by the same shareholders, and
therefore the
         reorganization is considered as a recapitalization of entities under common control in
 Ke Chen
WF International Ltd.
July 27, 2023
Page 3
      accordance with Accounting Standards Codification (   ASC   ) 805-50-25.
Please clarify
      for us how you determined these two entities had the same controlling shareholder before the reorganization and the ownership percentage held by such shareholder. Within your response, please clarify who controlled WF when it, through WFOE, acquired the initial
      5% of Shanyou HVAC, who controlled WF when it, through WFOE, acquired the remaining 95% of Shanyou HVAC, who controlled Shanyou HVAC prior to the sale of
      the initial 5% interest to WFOE, and who controlled Shanyou HVAC prior to the sale of the remaining 95% interest to WFOE. Your response should include your basis in U.S.
      GAAP for your determination of who controlled a specific entity at a specific point in time.
Note 2 - Summary of significant accounting policies
Contract assets and contract liabilities, page F-10

7. We note your disclosure that costs and estimated earnings in excess of billings of project is due to the difference between the cost and the actual cost confirmed by the output method. Please clarify for us and in your filing what is meant by "cost" and "actual cost"
      in this context, or tell us why revisions are unnecessary.
8. We note your disclosure that contract liabilities consist of the portion of the carry-over cost that exceeds the actual cost of the project. Please clarify the meaning of this statement for us and in your filing, or tell us why revisions are unnecessary.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765
with any other questions.



                                                             Sincerely,
FirstName LastNameKe Chen
                                                             Division of
Corporation Finance
Comapany NameWF International Ltd.
                                                             Office of Real
Estate & Construction
July 27, 2023 Page 3
cc:       Richard I. Anslow
FirstName LastName